TRILOGY INTERNATIONAL PARTNERS INC.

(SUCCESSOR TO ALIGNVEST ACQUISITION CORPORATION)

as the Corporation

and

TSX TRUST COMPANY

(SUCCESSOR TO EQUITY FINANCIAL TRUST COMPANY)

as the Warrant Agent

SUPPLEMENT TO THE WARRANT AGENCY AGREEMENT

As of February 7, 2017

THIS SUPPLEMENT TO THE WARRANT AGENCY AGREEMENT dated as of February 7, 2017

BETWEEN:

TRILOGY INTERNATIONAL PARTNERS INC.,
a corporation existing under the laws of the Province of British
Columbia (hereinafter called the “Corporation”)

AND

TSX TRUST COMPANY,
a trust company existing under the laws of Canada and
authorized to carry on business in all Provinces of Canada
(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

1.

Alignvest Acquisition Corporation (“Alignvest”) and the Warrant Agent executed a warrant agency agreement dated as of June 24, 2015 (the “Warrant Agency Agreement”), governing the terms of certain share purchase warrants in the capital of Alignvest (the “Warrants”).

2.

Pursuant to the Warrant Agency Agreement, each holder of a Warrant (“Holder”) was entitled to receive, upon the exercise of such Holder’s whole Warrant(s) and subject to adjustment and penalties in certain circumstances in accordance with the terms and conditions of the Warrant Agency Agreement, one (1) Class A restricted voting share of Alignvest (“Class A Restricted Voting Share”) at an exercise price of $11.50 per Class A Restricted Voting Share.

3.

The Warrants would become exercisable only commencing 30 days after the completion of Alignvest’s qualifying acquisition (“Qualifying Acquisition”), at which time the remaining Class A Restricted Voting Shares will have been automatically converted into Class B shares in the capital of Alignvest (“Class B Shares”), and therefore each whole Warrant would be exercisable for one Class B Share at an exercise price of $11.50 per Class B Share, subject to adjustment in certain circumstances in accordance with the terms and conditions of the Warrant Agency Agreement.

4.

Alignvest and Trilogy International Partners LLC (“Trilogy”) have entered into an arrangement agreement dated November 1, 2016, as amended, pursuant to which Alignvest and Trilogy have agreed to complete a court-approved plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the ”Arrangement”) (which will also qualify as Alignvest’s Qualifying Acquisition) under which, among other things, as of the closing of the Arrangement (the ”Effective Date”):

(a)	each whole Warrant outstanding will represent an equivalent whole warrant of the Corporation (as the resulting issuer of the Arrangement); and

(b)

each Holder of a Warrant outstanding immediately prior to the Effective Date will become entitled to receive, upon the exercise of such Holder’s whole Warrant, in lieu of the one (1) Class B Share of Alignvest to which such Holder was theretofore entitled upon such exercise, one (1) common share in the capital of the Corporation (“Common Share”) at an exercise price of $11.50 per Common Share.

5.	The parties agree that the Arrangement constitutes a Capital Reorganization (as defined in Section 4.1(1)(c) of the Warrant Agency Agreement).

6.

Sections 4.1(1)(d) and 8.1 of the Warrant Agency Agreement authorize the Corporation and the Warrant Agent to execute and deliver a supplemental agreement to give effect to a Capital Reorganization and to evidence the assumption of the Corporation, as the successor to Alignvest, of the due and punctual observance and performance of all covenants and obligations of Alignvest under the Warrant Agency Agreement.

7.	The Corporation wishes to amend the Warrant Agency Agreement in order to reflect the foregoing recitals, which are made as representations of the Corporation and not by the Warrant Agent.

8.

The Warrant Agent has agreed to enter into this Supplement to the Warrant Agency Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Agency Agreement, as modified by this Supplement to the Warrant Agency Agreement from time to time.

NOW THEREFORE THIS SUPPLEMENT TO THE WARRANT AGENCY AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

SECTION 1
DEFINITIONS AND AMENDMENTS TO WARRANT AGENCY AGREEMENT

(1)	Definitions

This Supplement to the Warrant Agency Agreement is supplemental to the Warrant Agency Agreement, and the Warrant Agency Agreement shall henceforth be read in conjunction with this Supplement to the Warrant Agency Agreement and all the provisions of the Warrant Agency Agreement, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Agency Agreement and of this Supplement to the Warrant Agency Agreement were contained in one instrument, and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Agency Agreement.

All capitalized terms contained in this Supplement to the Warrant Agency Agreement (including the recitals hereto) shall have the meanings given to them in the Warrant Agency Agreement.

(2)	Interpretation

On and after the date hereof, each reference to the Warrant Agency Agreement, as amended by this Supplement to the Warrant Agency Agreement, “this Warrant Agency Agreement”, “Agreement”, ”this Agreement”, ”herein”, ”hereby”, and similar references, and each reference to the Warrant Agency Agreement in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Agency Agreement, as amended hereby. Except as specifically amended by this Supplement to the Warrant Agency Agreement, all other terms and conditions of the Warrant Agency Agreement shall remain in full force and unchanged.

(3)	Amendments to Warrant Agency Agreement

(a)	Recital C. of the Warrant Agency Agreement is hereby deleted in its entirety.

(b)	Recital E. of the Warrant Agency Agreement is hereby amended to read as follows:

(i)

“E. Alignvest Acquisition Corporation (“Alignvest”), predecessor company to the Corporation, and Trilogy International Partners LLC (“Trilogy”) entered into an arrangement agreement dated November 1, 2016, as amended, pursuant to which Alignvest and Trilogy agreed to complete a court-approved plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the ”Arrangement”) (which qualified as Alignvest’s “qualifying acquisition” (as such term is defined pursuant to Part X of the TSX Company Manual)) under which, among other things, as of the closing of the Arrangement:

(A)	each whole Warrant of Alignvest outstanding represents an equivalent whole Warrant of the Corporation (as the resulting issuer of the Arrangement);

(B)

each Holder of a Warrant outstanding immediately prior to the closing of the Arrangement will become entitled to receive, upon payment by the Holder of the Exercise Price, and subject to adjustment and penalties in certain circumstances, one Share, being a common share of the Corporation, at an exercise price of $11.50 per Share; and

(C)

the Warrants become exercisable commencing on the date that is 30 days following the date of the closing of the Arrangement (the “Commencement Time”) and terminating at the Expiry Time upon the terms and conditions herein set forth;”

(c)	The following definitions in Section 1.1 of the Warrant Agency Agreement are hereby amended to read as follows:

(i)

“Agreement” or “this Agreement” means this warrant agency agreement dated as of the date hereof between the Corporation and the Warrant Agent, as amended or supplemented from time to time including by this Supplement to the Warrant Agency Agreement;

(ii)	“Corporation” means Trilogy International Partners Inc., and includes any Successor Corporation to or of Trilogy International Partners Inc. which has complied with the provisions of Article 8;

(iii)

“Equity Shares” means the Shares and any shares of any other class or series of the Corporation which may, from time to time, be authorized for issue if, by their terms, such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation beyond a fixed sum or a fixed sum plus accrued Dividends;

(iv)

“Expiry Date” means, with respect to any Warrant, five years after the date of completion of the Arrangement, provided that if such date is not a Business Day, the Expiry Date will be the next succeeding Business Day, and further provided that if an Acceleration Event occurs and the Corporation accelerates the Expiry Date in accordance with Section 3.3, the Expiry Date shall be determined in accordance with Section 3.3;

(v)	“Designated Jurisdictions” means all of the provinces and territories of Canada;

(vi)

“Shares” means the common shares in the capital of the Corporation for which the Warrants are conferred the right to acquire, and provided that in the event of any adjustment in accordance with the provisions of Article 4 hereof, “Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Share” means any one of them;

(vii)

“Warrants” means the 13,402,688 share purchase warrants of the Corporation (including those issued pursuant to the partial exercise of the Over-Allotment Option) created and issued hereunder (together with additional Warrants pursuant to further issuances by the Corporation after the closing date of the Arrangement, if applicable), and for the time being outstanding entitling registered holders thereof to acquire, upon the valid exercise of each whole Warrant and subject to adjustment in certain circumstances, one Share in accordance with the terms hereof, and “Warrant” means any one of them;

(d)	The following definitions in Section 1.1 of the Warrant Agency Agreement are hereby added to read as follows:

(i)	“Alignvest” means Alignvest Acquisition Corporation, the predecessor entity to the Corporation;

(ii)	“Arrangement” has the meaning ascribed thereto in recital (E);

(iii)	“Trilogy” means Trilogy International Partners LLC;

(e)	The definitions of “Escrow Funds”, “Founders”, “Founders Shares” and “Permitted Timeline” in Section 1.1 of the Warrant Agency Agreement are hereby deleted in their entirety.

(f)

All references to “a Qualifying Acquisition” or “the Qualifying Acquisition” in the Warrant Agency Agreement shall be replaced with “the Arrangement”, and the definition of “Qualifying Acquisition” shall be deleted in its entirety.

(g)	All references to “Alignvest Acquisition Corporation” in the Warrant Agency Agreement shall be replaced with “Trilogy International Partners Inc.”.

(h)	Section 2.1(2) shall be amended to read as follows:

“Subject to the terms and conditions of this Agreement, a total of 13,402,688 Warrants entitling the holders thereof to acquire up to 13,402,688 Shares are hereby created (together with additional Warrants pursuant to further issuances by the Corporation in connection with or after the closing date of the Arrangement, if applicable) and authorized to be issued hereunder upon the terms and conditions herein set forth and shall be executed.”

(i)

Sections 2.4(1), 2.4(2), 2.4(5), 2.4(6), 2.4(7), 2.4(8), 2.4(9) and 2.4(10) shall be deleted in their entirety, and all references to the Detachment Date in the Warrant Agency Agreement shall be deleted. For greater certainty, any provisions in the Warrant Agency Agreement that apply prior to, on or after the Detachment Date shall be read without any such requirement.

(j)	Section 2.5(2) shall be amended to read as follows:

“All Certificated Warrants validly issued and Authenticated prior to the date of the Supplement to the Warrant Agency Agreement shall remain valid, subject to amendments pursuant to the terms herein. For those Warrants that will be evidenced by a certificate issued after the date hereof, the form of certificate representing Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Corporation and the Warrant Agent, shall be dated as of the issue date hereof, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by either of the Chief Executive Officer or Chief Financial Officer of the Corporation whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has the applicable signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.”

(k)	Section 2.13(1) shall be amended to read as follows, and all references to the legend set forth in Section 2.13(1) in the Warrant Agency Agreement shall be deleted:

“The Warrants and the Shares have not been and will not be registered under the U.S. Securities Act and applicable state securities laws and the Corporation has no current intention to effect such registration.”

(l)	Section 6.2 of the Warrant Agency Agreement shall be amended to read as follows:

“The Corporation covenants that it shall pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expenses, disbursements or advances as may arise out of or result from the Warrant Agent’s gross negligence, wilful misconduct or bad faith. The Warrant Agent shall not have any recourse against the securities or any other property held by it pursuant to this Agreement for payment of its fees. Any amount owing under this Section 6.2 and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 6.2 shall survive the resignation of the Warrant Agent or the termination of this Agreement.”

(m)	The reference to the Corporation’s address and contact details in Section 10.1 of the Warrant Agency Agreement shall be amended to read as follows:

“If to the Corporation, to:

Trilogy International Partners Inc.

155-108th Avenue, N.E., Suite 400
Bellevue, WA 98004
Attention: Bradley J. Horwitz, Chief Executive Officer

Email: brad.horwitz@trilogypartnership.com

(n)	The last sentence of Section 11.12 of the Warrant Agency Agreement is hereby deleted.

(o)

The Corporation hereby covenants, acknowledges and agrees that, as and from the date hereof, it shall become liable for, and shall perform the obligations of Alignvest under the Warrant Agency Agreement and, in particular but without limitation, the Corporation hereby covenants, acknowledges and agrees that, as and from the date hereof, upon written notice from the Warrant Agent of the exercise of a Warrant(s) in accordance with the terms of the Warrant Agency Agreement, the Corporation shall cause the issuance of the necessary number of Shares necessary to settle such exercise, and shall cause the delivery thereof to the Warrant Agent (or as the Warrant Agent may otherwise direct the Corporation in writing).

(p)

Schedule “A” – Alignvest Acquisition Corporation Form of Warrant Certificate to the Warrant Agency Agreement shall be replaced with Schedule “A” – Trilogy International Partners Inc. Form of Warrant Certificate to this Supplement to the Warrant Agency Agreement.

SECTION 2
ADDITIONAL MATTERS

(1)	Confirmation of Warrant Agency Agreement

The Warrant Agency Agreement shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Warrant Agency Agreement in all other respects.

(2)	Acceptance of Supplement to the Warrant Agency Agreement

The Warrant Agent agrees to accept the new Warrant Certificates and confirms its role as warrant agent in this Supplement to the Warrant Agency Agreement and agrees to carry out and discharge the same upon the terms and conditions in accordance with the Warrant Agency Agreement, as supplemented by this Supplement to the Warrant Agency Agreement.

(3)	Governing Law

This Supplement to the Warrant Agency Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be binding upon the parties hereto and their respective successors and assigns.

(4)	Effective Date

This Supplement to the Warrant Agency Agreement shall take effect upon the date first above written.

(5)	Counterparts

This Supplement to the Warrant Agency Agreement may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Supplement to the Warrant Agency Agreement.

TRILOGY INTERNATIONAL PARTNERS INC.

By:	“Scott Morris”
Authorized Signing Officer

TSX TRUST COMPANY

By:	“Kathy Thorpe”
Authorized Signing Officer

By:	“Donald Crawford”
Authorized Signing Officer

SCHEDULE “A”
TRILOGY INTERNATIONAL PARTNERS INC.
FORM OF WARRANT CERTIFICATE

Certificate No. •
CUSIP 89621T116

Share Purchase Warrants

[If Issued pursuant to Section 2.13(2) of the Warrant Agency Agreement, insert:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO TRILOGY INTERNATIONAL PARTNERS INC. (THE “CORPORATION”); (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”]

[For all Warrants issued to Qualified Institutional Buyers, insert:

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.]

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AFTER THE TIME OF EXPIRY AS DESCRIBED HEREIN.

THIS CERTIFICATE IS TO CERTIFY that for value received • (herein referred to as the “Holder”) is the registered holder of the number of Warrants of Trilogy International Partners Inc. (the “Corporation”) stated above, and subject to adjustment provisions as set forth in the Warrant Agency Agreement (as defined below), is entitled to acquire, on the date that is 30 days following the date of the closing of the Arrangement (the “Commencement Time”) and up until 5:00 p.m. (Toronto time) on the date that is five years after the date of completion of the Arrangement, or the next succeeding Business Day of such date is not a Business Day (the “Expiry Date”), upon payment of Cdn.$11.50 (the “Exercise Price”) for each Warrant represented hereby, one Share (as defined herein), all in the manner and subject to the restrictions and adjustments set forth in the Warrant Agency Agreement, provided that if an Acceleration Event occurs and the Corporation accelerates the Expiry Date in accordance with Section 3.3 of the Warrant Agency Agreement, the Expiry Date shall be determined in accordance with Section 3.3 of the Warrant Agency Agreement.

For purposes of this Certificate, any reference to “Shares” shall mean the Common Shares for which the Warrants are conferred the right to acquire, provided that in the event of any adjustment in accordance with the provisions of the Warrant Agency Agreement, “Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Share” means any one of them.

Any capitalized term in this Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Agency Agreement. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Agency Agreement, the terms and conditions of the Warrant Agency Agreement shall govern.

The Warrants represented by this Certificate are issued or issuable in fully registrable form only under the provisions of an Agreement (which Agreement, together with all other instruments ancillary thereto, is referred to herein as the “Warrant Agency Agreement”) dated as of June 24, 2015, as amended, between the Corporation and TSX Trust Company (the “Warrant Agent”). Reference is hereby made to the Warrant Agency Agreement for a full description of the rights of the holders of the Warrants, the Corporation and the Warrant Agent in respect thereof, and the terms and conditions upon which the Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Warrant Agency Agreement were herein set forth. By acceptance of this Certificate, the Holder assents to all provisions of the Warrant Agency Agreement. To the extent that the terms and conditions set forth in this Certificate conflict with the terms and conditions of the Warrant Agency Agreement, the Warrant Agency Agreement shall prevail. The Corporation will furnish to the holder of this Certificate, upon request and without charge, a copy of the Warrant Agency Agreement.

In the event that prior to the Expiry Date, the Holder has not exercised the Warrants represented hereby in accordance with the terms of the Warrant Agency Agreement, then any Warrants represented by this Certificate which have not been so exercised shall be deemed to have expired and shall be of no further force and effect as of 5:00 p.m. (Toronto time) on the Expiry Date.

Upon exercise, the Warrants so exercised shall be void and of no value or effect.

Certificates representing the Shares issued upon exercise of the Warrants (reflecting any adjustments as provided herein and in the Warrant Agency Agreement) shall, within three Business Days after the Exercise Date, be mailed by the Corporation to the address of the Holder thereof last appearing on the register of Holders maintained by the Warrant Agent. The Warrants contain provisions allowing Holders to restrict their ability to exercise Warrants if as a result they would hold more than 9.9% of the Corporation’s shares after giving effect to any such exercise.

The right to acquire Shares may only be exercised by the Holder within the time set forth above by:

(a)	duly completing and executing the Exercise Form attached hereto;

(b)	by providing a certified cheque, bank draft or money order in lawful money of Canada payable to the order of the Corporation for the aggregate purchase price of the Shares so subscribed; and

(c)	surrendering this Warrant Certificate to the Warrant Agent at the Warrant Agency;

all in accordance with Section 3.2 of the Warrant Agency Agreement.

The Warrants represented by this Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the offices referred to above.

Upon surrender of these Warrants, the Person or Persons in whose name or names the Shares issuable upon exercise of the Warrants are to be issued shall be deemed for all purposes (except as provided in the Warrant Agency Agreement) to be the holder or holders of record of such Shares, and the Corporation has covenanted that it will (subject to the provisions of the Warrant Agency Agreement) cause a certificate or certificates representing the Shares to be delivered or mailed to the Person or Persons at the address or addresses specified in the Exercise Form within three Business Days.

The Warrant Agency Agreement provides for adjustments to certain rights of Holders including the number of Shares issuable upon exercise of the Warrants upon subdivision, consolidation or reclassification of the Shares or any reclassification or capital reorganization of the Corporation and certain dividends and distributions of securities, including rights, options or warrants to purchase Shares or securities convertible or exchangeable into Shares or assets of the Corporation. The Holder should refer to the Warrant Agency Agreement which provides for adjustments in certain other events.

The Corporation shall not be required, upon valid exercise of any Warrants after the Commencement Time and prior to the Expiry Time, to issue fractions of Shares or to distribute certificates which evidence the same. A Holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Warrant or claim thereto. Any fractional Shares to which a Holder is entitled shall be rounded down to the nearest whole Share, and no cash or other consideration will be paid in lieu of fractional Shares.

The terms and conditions relating to the Warrants and this Certificate may be modified, changed or added to in accordance with the provisions of the Warrant Agency Agreement. The Warrant Agency Agreement contains provisions making binding upon all Holders of Warrants outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders entitled to acquire a specified percentage of the Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants.

The holding of the Warrants, as evidenced by this Certificate, shall not constitute, or be construed as conferring upon, a Holder any right or interest whatsoever as a shareholder of the Corporation except such rights as may be provided in the Warrant Agency Agreement or in this Certificate.

The Holder of this Certificate may, upon compliance with the reasonable requirements of the Warrant Agent and upon surrender of this Certificate, exchange this Certificate for another Certificate or Certificates entitling the Holder thereof to receive, in the aggregate, the same number of Shares as are issuable under this Certificate.

The Warrants evidenced by this Certificate may only be transferred in accordance with applicable securities laws and upon due execution and delivery to the Warrant Agent of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Warrant Agency Agreement and compliance with such other reasonable requirements as the Warrant Agent may prescribe.

The Warrants represented hereby have not been registered under the U.S. Securities Act or any applicable state securities laws. Accordingly, Warrants may not be distributed or transferred in the United States or to, or for the benefit of, a “U.S. Person” (as defined in Regulation S under the U.S. Securities Act) unless the distribution or transfer is being made in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and the Holder has furnished to the Corporation and the Warrant Agent an opinion of counsel in form and substance satisfactory to the Corporation and the Warrant Agent to such effect. Compliance with the securities laws of any jurisdiction is the responsibility of the holder of Warrants or its transferee.

This Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent under the Warrant Agency Agreement.

The registered holder of this Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Warrant Certificate evidencing the Warrants registered in his or her name and all documents relating to such Warrants. Le détenteur inscrit du présent certificat de bons de souscription reconnaît expressément avoir demandé et consenti que le présent certificat attestant qu’il est le détenteur inscrit de bons de souscription, ainsi que tous les documents s’y rapportant, soient rédigés en anglais seulement.

Time shall be of the essence hereof.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed as of the _____day of ___________________, 20___.

TRILOGY INTERNATIONAL PARTNERS INC.

By:
Name:
Title:

By:
Name:
Title:

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Agency Agreement. Signed by the Warrant Agent as of the _____day of ___________________, 20___.

TSX TRUST COMPANY

By:
Authorized Signing Officer

EXERCISE FORM

TO:	TRILOGY INTERNATIONAL PARTNERS INC.
AND TO:	TSX TRUST COMPANY

(1)

The undersigned hereby irrevocably subscribes for, and exercises his or her right to be issued, the number of Shares set forth below, such Shares being issuable upon exercise of such Warrants pursuant to the terms specified in the said Warrants and the Warrant Agency Agreement.

(2)	The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A [ ]

The undersigned holder (i) at the time of exercise of the Warrants is not in the United States and is not exercising the Warrants on behalf of a Person in the United States; (ii) is not a “U.S. Person” (a “U.S. Person”), as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising the Warrants on behalf of a “U.S. Person”; and (iii) did not execute or deliver this exercise form in the United States.

B [ ]

The undersigned holder (a) is the original United States “qualified institutional buyer”, within the meaning of Rule 144A under the U.S. Securities Act (a “Qualified Institutional Buyer”), that purchased the Warrants pursuant to the Corporation’s Offering and delivered the certificate of Qualified Institutional Buyer attached to the U.S. Private Placement Memorandum in connection with its purchase of Class A Restricted Voting Units, (b) is exercising the Warrants for its own account or for the account of the Qualified Institutional Buyer with respect to which it exercises sole investment discretion and for which it purchased the Warrants, and (c) is, and such principal, if any, is, a Qualified Institutional Buyer at the time of exercise of these Warrants and the representations and warranties of the holder made in the original U.S. Private Placement Memorandum including the certificate of Qualified Institutional Buyer remain true and correct as of the date of exercise of these Warrants.

C [ ]

The undersigned holder has delivered to TSX Trust Company an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

Note: The undersigned holder understands that unless Box A above is checked, the certificate representing the Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. Certificates representing Shares will not be registered or delivered to an address in the United States unless Box B above is checked. If Box C above is checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

The undersigned hereby irrevocably directs that the Shares be issued and delivered as follows:

Name in full	Address (include Postal Code)	Number of Shares

(Please print full name in which certificate(s) are to be issued.)

Dated this _______day of ________________________, ____________.

Signature Guaranteed	Signature of Registered Holder

Name of Registered Holder

[   ]     Please check box if certificates representing these Shares are to be delivered at the office of the Warrant Agent where this Warrant Certificate is surrendered, failing which the certificates shall be mailed to the address set forth above.

Instructions:

The registered holder may exercise his or her right to receive Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised, together with the applicable payment therefor, to TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1. Certificates for Shares shall be delivered or mailed within three Business Days after the exercise of the Warrants.

If the Exercise Form indicates that Shares are to be issued to a Person or Persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

If Box C is checked, any opinion tendered must be in form and substance satisfactory to the Corporation and the Warrant Agent. Holders planning to deliver an opinion of counsel in connection with the exercise of Warrants should contact the Corporation and the Warrant Agent in advance to determine whether any opinions to be tendered will be acceptable to the Corporation and the Warrant Agent.

TRANSFER FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	TRILOGY INTERNATIONAL PARTNERS INC.
AND TO:	TSX TRUST COMPANY

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to _________________________________________________________________________________
_________________________________________________________________________________
(print name and address) the Warrants represented by this Warrants Certificate and hereby irrevocable constitutes and appoints ____________________as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

In the case of a warrant certificate that contains a United States restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

[ ]	(A) the transfer is being made only to the Corporation;

[ ]

(B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule “B” to the Warrant Agency Agreement, or

[ ]

(C) the transfer is being made within the United States or to, or for the account or benefit of, U.S. Persons, in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Warrant Agent to such effect.

In the case of a warrant certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Warrant Agent to such effect.

[ ]	If transfer is to a U.S. Person, check this box.

DATED this ____ day of_________________, 20____.

SPACE FOR GUARANTEES OF
SIGNATURES (BELOW)

Signature of Transferor

Guarantor’s Signature/Stamp	Name of Transferor

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•

Canada: A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guarantee” Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

•

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.